July 14, 2025

Stephen Gunstream
President and Chief Executive Officer
Alpha Teknova, Inc.
2451 Bert Drive
Hollister, CA 95023

       Re: Alpha Teknova, Inc.
           Registration Statement on Form S-3
           Filed July 10, 2025
           File No. 333-288613
Dear Stephen Gunstream:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jeff Hartlin